THE QUAKER OATS COMPANY AMENDS ITS BYLAWS;
           REPLACES EXPIRING SHAREHOLDER RIGHTS PLAN

For Immediate Release

     CHICAGO, IL., May 8, 1996 -- The Quaker Oats Company (NYSE:
OAT) announced today that its Board of Directors has adopted a new shareholder rights plan, replacing the Company's existing shareholder rights plan, which expires on July 30, 1996. The Company also announced that its Board of Directors has adopted certain amendments to the Company's bylaws.

     William D. Smithburg, Chairman, President and Chief Executive Officer, said, "The shareholder rights plan is intended to encourage a potential buyer to negotiate directly with the Board prior to attempting a takeover." Smithburg further stated that the Rights are not being distributed in response to any specific effort to acquire control of the Company. More than 1700 other companies have similar plans.

     Under the shareholder rights plan, each stockholder of record on July 31, 1996 will receive a distribution of one Right for each share of the Company's outstanding common stock. The Rights distribution is not taxable to shareholders. Initially, the Rights are represented by the Company's common stock certificates and are not exercisable.

     The new Rights will be exercisable only if a person acquires, or announces a tender offer which would result in, ownership of 15% or more of the Company's common stock. The exercise price will be $150 per Right, subject to adjustment. If a person acquires beneficial ownership of 15% or more of the Company's common stock, all holders of Rights other than the acquiring person, will be entitled to purchase the Company's common stock at half-price.

     The Company may redeem the Rights at $.01 per Right at any time before someone becomes a 15% beneficial owner. The Rights will expire on July 31, 2006. A summary of the new rights plan will be mailed to shareholders.

     The bylaw amendments implement notice procedures for shareholder proposals to be considered at annual meetings of shareholders or by written consent and a limitation on business which may be conducted at special meetings of shareholders. The shareholder rights plan and bylaw amendments will be included in full as exhibits to a Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

     The Quaker Oats Company is an international marketer of grain-based foods and beverages.